Exhibit 99.10

Condensed combined carve-out statement of income and comprehensive income

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023
Revenues	734	555
Income (Loss) from Equity Investments	17	14
Operating and Other Expenses
Plant operating costs and other	215	178
Commodity purchases resold	108	101
Property taxes	30	31
Depreciation and amortization	83	82

	436	392
Financial Charges
Interest expense	128	30
Interest income and other	(10)	(17)

	118	13

Income (Loss) before Income Taxes	197	164

Income Tax Expense (Recovery)
Current	40	7
Deferred	7	27

	47	34

Net Income (Loss)	150	130

Foreign currency translation adjustments	114	2

Comprehensive Income (Loss)	264	132

See accompanying Notes to the Condensed combined carve-out financial statements.

20 | Liquids Pipelines Business First Quarter 2024

Condensed combined carve-out statement of cash flows

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023
Cash Generated from Operations
Net income (loss)	150	130
Depreciation and amortization	83	82
Deferred income taxes	7	27
(Income) loss from equity investments	(17)	(14)
Distributions received from operating activities of equity investments	27	31
Unrealized (gains) losses on financial instruments	(1)	(4)
Other	(1)	3
(Increase) decrease in operating working capital	(88)	38

Net cash provided by operations	160	293

Investing Activities
Capital expenditures	(17)	(13)
Proceeds from sales of assets, net of transaction costs	13	63
Keystone XL contractual recoveries	2	2
Deferred amounts and other	—	(3)

Net cash (used in) provided by investing activities	(2)	49

Financing Activities
Distributions on Class C Interests	(1)	(41)
Parent’s net investment contributions (distributions), net	196	(306)

Net cash (used in) provided by financing activities	195	(347)

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	7	—

Increase (Decrease) in Cash and Cash Equivalents	360	(5)
Cash and Cash Equivalents - Beginning of period	347	5

Cash and Cash Equivalents - End of period	707	—

See accompanying Notes to the Condensed combined carve-out financial statements.

Liquids Pipelines Business First Quarter 2024 | 21

Condensed combined carve-out balance sheet

(unaudited - millions of Canadian $)		March 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents		707	347
Accounts receivable		2,229	1,775
Inventories		362	211
Environmental provision recovery		162	186
Contractual recoveries		85	83
Other current assets		1,074	851

		4,619	3,453
Plant, Property and Equipment	net of accumulated depreciation of $3,627 and $3,478, respectively	11,297	11,128
Equity Investments		1,067	1,073
Other Long-Term Assets		261	234

		17,244	15,888

LIABILITIES
Current Liabilities
Accounts payable and other		3,253	2,602
Payable to affiliates		230	137

		3,483	2,739
Other Long-Term Liabilities		165	146
Long-Term Debt to Affiliates		8,018	7,879
Deferred Income Tax Liabilities		1,411	1,373

		13,077	12,137
PARENT’S NET INVESTMENT
Parent’s net investment		3,361	3,059
Accumulated other comprehensive income (loss)		806	692

		4,167	3,751

		17,244	15,888

Commitments, Contingencies and Guarantees (Note 8)

Variable Interest Entities (Note 9)

Subsequent Event (Note 11)

See accompanying Notes to the Condensed combined carve-out financial statements.

22 | Liquids Pipelines Business First Quarter 2024

Condensed combined carve-out statement of changes in parent’s net investment

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023
Parent’s Net Investment
Balance at beginning of period	3,059	9,336
Net income (loss)	150	130
Contributions (distributions), net	152	(310)

Balance at end of period	3,361	9,156

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of period	692	845
Foreign currency translation adjustments	114	2

Balance at end of period	806	847

Total Parent’s Net Investment	4,167	10,003

See accompanying Notes to the Condensed combined carve-out financial statements.

Liquids Pipelines Business First Quarter 2024 | 23

Notes to Condensed combined carve-out financial statements

(unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

On July 27, 2023, TC Energy Corporation (TC Energy or the Parent) announced plans to separate into two independent, investment-grade, publicly listed companies through the proposed spinoff of its Liquids Pipelines business (the spinoff Transaction) and on November 8, 2023 TC Energy communicated that the name of the new Liquids Pipelines business will be South Bow Corporation (South Bow). Under the spinoff Transaction, common shareholders of TC Energy as of the record date established for the spinoff Transaction will receive, in exchange for each TC Energy share, one new TC Energy share and 0.2 of a South Bow common share. The Canadian and U.S. tax rulings as well as shareholders’ approval have been received and subject to receipt of the remaining approvals and conditions of the spinoff Transaction, TC Energy expects that the effective date will occur between late third quarter and mid fourth quarter 2024.

These Condensed combined carve-out financial statements primarily represent the group of liquids pipeline assets, which has been operated as a part of TC Energy and reflect the Condensed combined carve-out balance sheets, Condensed combined carve-out statements of income and comprehensive income, Condensed combined carve-out statements of cash flows and Condensed combined carve-out statements of changes in parent’s net investment in the Liquids Pipelines business (the Company).

The Company has historically operated as part of TC Energy and not as a separate entity. The Condensed combined carve-out financial statements have been prepared for the proposed spinoff of the Company and have been derived from the consolidated financial statements and accounting records of TC Energy, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs and allocations of indirect costs attributable to the operations of the Company using the historical accounting policies applied by TC Energy.

These Condensed combined carve-out financial statements of the Company have been prepared by management in accordance with U.S. GAAP. The accounting policies applied are consistent with those outlined in the Company’s annual audited Combined carve-out financial statements for the year ended December 31, 2023. Capitalized and abbreviated terms that are used but not otherwise defined herein are identified in the audited Combined carve-out financial statements for the year ended December 31, 2023.

These Condensed combined carve-out financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Condensed combined carve-out financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the audited Combined carve-out financial statements for the year ended December 31, 2023.

Earnings for interim periods may not be indicative of results for the fiscal year primarily due to fluctuations in throughput volumes on the Keystone Pipeline System and marketing activities.

In addition to the factors mentioned above, revenues and earnings are impacted by fluctuations in foreign exchange rates, mainly related to the Company’s U.S. dollar-denominated operations.

24 | Liquids Pipelines Business First Quarter 2024

Use of Estimates and Judgments

In preparing these Condensed combined carve-out financial statements, the Company is required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions. In the opinion of management, these Condensed combined carve-out financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies included in the audited Combined carve-out financial statements for the year ended December 31, 2023.

2. ACCOUNTING CHANGES

Future Accounting Changes

Income Taxes

In December 2023, the FASB issued new guidance to enhance the transparency and decision usefulness of income tax disclosures through improvements to the rate reconciliation and income taxes paid information. The guidance also includes certain other amendments to improve the effectiveness of income tax disclosures. This new guidance is effective for the annual period beginning January 1, 2025. The guidance is applied prospectively with retrospective application permitted. Early adoption is permitted for annual financial statements not yet issued. The Company has determined that this guidance will not have a material impact on its Condensed combined carve-out financial statements.

Segment Reporting

In November 2023, the FASB issued new guidance to improve disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The guidance is effective for annual periods beginning January 1, 2024 and interim periods beginning January 1, 2025. Early adoption is permitted and the guidance is applied retrospectively. The Company is currently assessing the impact of the standard on its Condensed combined carve-out financial statements.

3. SEGMENTED INFORMATION

three months ended March 31, 2024	Keystone Pipeline System	All other segments	Total
(unaudited - millions of Canadian $)
Revenues	728	6	734
Income (loss) from equity investments	4	13	17
Plant operating costs and other	(211)	(4)	(215)
Commodity purchases resold	(108)	—	(108)
Property taxes	(30)	—	(30)
Depreciation and amortization	(82)	(1)	(83)

Earnings (Losses)	301	14	315

Interest expense			(128)
Interest income and other			10

Income (Loss) before Income Taxes			197
Income tax (expense) recovery			(47)

Net Income (Loss)			150

Capital Spending[1]
Capital expenditures	12	5	17

1	Included in Investing activities in the Condensed combined carve-out statement of cash flows.

Liquids Pipelines Business First Quarter 2024 | 25

three months ended March 31, 2023	Keystone Pipeline System	All other segments	Total
(unaudited - millions of Canadian $)
Revenues	550	5	555
Income (loss) from equity investments	1	13	14
Plant operating costs and other	(175)	(3)	(178)
Commodity purchases resold	(101)	—	(101)
Property taxes	(31)	—	(31)
Depreciation and amortization	(81)	(1)	(82)

Earnings (Losses)	163	14	177

Interest expense			(30)
Interest income and other			17

Income (Loss) before Income Taxes			164
Income tax (expense) recovery			(34)

Net Income (Loss)			130

Capital Spending[1]
Capital expenditures	13	—	13

1	Included in Investing activities in the Condensed combined carve-out statement of cash flows.

Total Assets by Segment

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023
Keystone Pipeline System	15,905	14,340
All other segments	1,339	1,548

	17,244	15,888

4. REVENUES

Disaggregation of Revenues

The following table summarizes total Revenues for the three months ended March 31, 2024 and 2023:

three months ended March 31	2024			2023
(unaudited - millions of Canadian $)	Keystone Pipeline System	All other segments	Total	Keystone Pipeline System	All other segments	Total
Revenues from contracts with customers
Capacity arrangements and transportation	586	6	592	433	5	438
Other	3	—	3	1	—	1

	589	6	595	434	5	439
Other revenues[1]			139			116

			734			555

1

Other revenues primarily relate to the Company’s marketing activities and financial instruments. These arrangements are not in the scope of the revenue from contracts with customer guidance. Refer to Note 7, Risk management and financial instruments, for additional information on financial instruments.

26 | Liquids Pipelines Business First Quarter 2024

For the three months ended March 31, 2024, three major customers accounted for $213 million, $108 million and $59 million in revenues, each representing more than 10 per cent of total revenues from contracts with customers (2023 – four customers, $169 million, $82 million, $50 million and $47 million, respectively).

Contract Balances

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023	Affected line item on the Condensed combined carve-out balance sheet
Receivables from contracts with customers	416	445	Accounts receivable
Short-term contract liabilities[1]	23	22	Accounts payable and other
Long-term contract liabilities	22	22	Other long-term liabilities

1	During the three months ended March 31, 2024, $4 million (2023 – $4 million) of revenues were recognized that were included in contract liabilities at the beginning of the period.

Contract liabilities represent unearned revenue for contracted services.

Future Revenues from Remaining Performance Obligations

As at March 31, 2024, future revenues from long-term pipeline capacity arrangements and transportation extending through 2044 are approximately $9.2 billion, of which approximately $0.9 billion is expected to be recognized during the remainder of 2024.

5. INCOME TAXES

Effective Tax Rates

The effective income tax rates were 24 per cent and 21 per cent for the three months ended March 31, 2024 and 2023, respectively. The increase in effective income tax rate was primarily due to favourable U.S. state tax rate adjustments in 2023.

6. KEYSTONE ENVIRONMENTAL PROVISION

In December 2022, a pipeline incident occurred in Washington County, Kansas on the Keystone Pipeline System. At December 31, 2023, the Company had accrued a life-to-date environmental liability of $794 million, before expected insurance recoveries and not including potential fines and penalties which continue to be indeterminable. For the three months ended March 31, 2024, amounts paid for the environmental remediation liability were $57 million (2023 – $181 million). The remaining balance reflected in Accounts payable and other and Other long-term liabilities on the Company’s Condensed combined carve-out balance sheet was $67 million and $10 million, respectively at March 31, 2024 (December 31, 2023 – $122 million and $9 million, respectively).

The expected recovery of the remaining estimated environmental remediation costs recorded in Environmental provision recovery was $162 million, including $37 million from TC Energy’s wholly-owned captive insurance subsidiary, and $34 million in Other long-term assets at March 31, 2024 (December 31, 2023 – $186 million, including $36 million from TC Energy’s wholly-owned captive insurance subsidiary, and $33 million, respectively). For the three months ended March 31, 2024, the Company received $28 million (2023 – $102 million, including $7 million from TC Energy’s wholly-owned captive insurance subsidiary) from its insurance policies related to the costs for environmental remediation.

7. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk Management Overview

The Company has exposure to various financial risks and has strategies, policies and limits in place to manage the impact of these risks on its earnings and cash flows.

Liquids Pipelines Business First Quarter 2024 | 27

Counterparty Credit Risk

The Company’s exposure to counterparty credit risk includes its cash and cash equivalents, accounts receivable, environmental provision and certain contractual recoveries, available-for-sale assets and the fair value of derivative assets.

Market events causing disruptions in global energy demand and supply may contribute to economic uncertainties impacting a number of the Company’s customers. While the majority of the Company’s credit exposure is to large creditworthy entities, the Company maintains close monitoring and communication with those counterparties experiencing greater financial pressures. Refer to the audited Combined carve-out financial statements for the year ended December 31, 2023 for more information about the factors that mitigate the Company’s counterparty credit risk exposure.

The Company reviews financial assets carried at amortized cost for impairment using the lifetime expected loss of the financial asset at initial recognition and throughout the life of the financial asset. The Company uses historical credit loss and recovery data, adjusted for management’s judgment regarding current economic and credit conditions, along with reasonable and supportable forecasts to determine any impairment, which is recognized in Plant operating costs and other.

At March 31, 2024, the Company had no significant credit losses, and there were no significant credit risk concentrations or amounts past due or impaired.

The Company has significant credit and performance exposure to financial institutions that hold cash. The Company’s portfolio of financial sector exposure consists primarily of highly-rated investment grade, systemically important financial institutions.

Non-Derivative Financial Instruments

Fair value of non-derivative financial instruments

Available-for-sale assets are recorded at fair value which is calculated using quoted market prices where available. Certain non-derivative financial instruments included in Cash and cash equivalents, Accounts receivable, Environmental provision recovery, Contractual recoveries, Other current assets, Other long-term assets, Accounts payable and other, Payable to affiliates and Other long-term liabilities have carrying amounts that approximate their fair value due to the nature of the item or the short time to maturity and are classified in Level II of the fair value hierarchy.

Credit risk has been taken into consideration when calculating the fair value of non-derivative financial instruments.

Balance sheet presentation of non-derivative financial instruments

The following table details the fair value of non-derivative financial instruments, excluding those where carrying amounts approximate fair value, and would be classified in Level II of the fair value hierarchy:

	March 31, 2024		December 31, 2023
(unaudited - millions of Canadian $)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt to affiliates	(8,018)	(8,133)	(7,879)	(8,138)

Available-for-sale assets summary

The following tables summarize additional information about the Company’s LMCI restricted investments that were classified as available-for-sale assets:

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023
Fair values of fixed income securities[1,2]
Maturing within 1 year	—	1
Maturing within 1-5 years	—	—
Maturing within 5-10 years	13	—
Maturing after 10 years	86	102

	99	103

1	Available-for-sale assets are recorded at fair value and included in Other long-term assets on the Company’s Condensed combined carve-out balance sheet.
2	Classified in Level II of the fair value hierarchy.

28 | Liquids Pipelines Business First Quarter 2024

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023
Net unrealized gains (losses)[1]	(5)	6
Net realized gains (losses)[1,2]	(1)	(2)

1

Unrealized and realized gains (losses) arising from changes in the fair value of LMCI restricted investments impact the subsequent amounts to be collected through tolls to cover future pipeline abandonment costs. As a result, the Company records these gains and losses within Other long-term assets and liabilities.

2	Realized gains (losses) on the sale of LMCI restricted investments are determined using the average cost basis.

Derivative Instruments

Fair value of derivative instruments

The fair value of commodity derivatives has been calculated using quoted market prices where available. In the absence of quoted market prices, third-party broker quotes or other valuation techniques have been used. The fair value of options has been calculated using the Black-Scholes pricing model. Credit risk has been taken into consideration when calculating the fair value of derivative instruments. Unrealized gains and losses on derivative instruments are not necessarily representative of the amounts that will be realized on settlement.

Even though the derivatives are considered to be effective economic hedges, they do not meet the specific criteria for hedge accounting treatment and are accounted for at fair value with changes in fair value recorded in net income in the period of change. This may expose the Company to increased variability in reported earnings because the fair value of the derivative instruments can fluctuate significantly from period to period.

Balance sheet presentation of derivative instruments

The balance sheet classification of the fair value of held-for-trading, commodity derivative instruments was as follows:

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023
Derivatives Assets
Other current assets	942	696
Other long-term assets	6	—

	948	696

Derivative Liabilities
Accounts payable and other	(972)	(728)
Other long-term liabilities	(7)	—

	(979)	(728)

Total Derivatives[1,2]	(31)	(32)

1	Fair value equals carrying value.
2	Includes purchases and sales.

The majority of derivative instruments held for trading have been entered into for risk management purposes and all are subject to TC Energy’s risk management strategies, policies and limits. These include derivatives that have not been designated as hedges or do not qualify for hedge accounting treatment but have been entered into as economic hedges to manage the Company’s exposures to market risk.

Liquids Pipelines Business First Quarter 2024 |29

Notional and maturity summary

The maturity and notional amount or quantity outstanding related to the Company’s liquids commodity derivative instruments was as follows:

(unaudited)	March 31, 2024	December 31, 2023
Net sales (purchases)[1]	12	(7)
Maturity dates	2024-2025	2024

1	Volumes are in MMBbls.

Unrealized and Realized Gains (Losses) on Commodity Derivative Instruments

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023
Derivative Instruments Held for Trading[1]
Unrealized gains (losses) in the period	1	4
Realized gains (losses) in the period	140	112

1	Realized and unrealized gains and losses on held-for-trading derivative instruments used to purchase and sell liquids are included on a net basis in Revenues.

Offsetting of derivative instruments

The Company enters into commodity derivative contracts with the right to offset in the normal course of business as well as in the event of default. The Company has no master netting agreements; however, similar contracts are entered into containing rights to offset. The Company has elected to present the fair value of derivative instruments with the right to offset on a gross basis on the Condensed combined carve-out balance sheet. The following tables show the impact on the presentation of the fair value of derivative instrument assets and liabilities had the Company elected to present these contracts on a net basis:

at March 31, 2024	Gross derivative instruments	Amounts available for offset[1]	Net amounts
(unaudited - millions of Canadian $)
Derivative instrument assets	948	(939)	9
Derivative instrument liabilities	(979)	939	(40)

1	Amounts available for offset do not include cash collateral pledged or received.

at December 31, 2023	Gross Derivative Instruments	Amounts Available for Offset[1]	Net Amounts
(unaudited - millions of Canadian $)
Derivative instrument assets	696	(681)	15
Derivative instrument liabilities	(728)	681	(47)

1	Amounts available for offset do not include cash collateral pledged or received.

With respect to the derivative instruments presented above, the Company provided cash collateral of $79 million and no letters of credit at March 31, 2024 (December 31, 2023 – $92 million and nil, respectively) to its counterparties. At March 31, 2024, the Company held no cash collateral and $75 million in letters of credit (December 31, 2023 – nil and $4 million, respectively) from counterparties on asset exposures.

Credit-risk-related contingent features of derivative instruments

Derivative contracts entered into to manage market risk often contain financial assurance provisions that allow parties to the contracts to manage credit risk. These provisions may require collateral to be provided if a credit-risk-related contingent event occurs, such as a downgrade in the Company’s credit rating to non-investment grade. The Company may also need to provide collateral if the fair value of its derivative financial instruments exceeds pre-defined exposure limits.

Based on contracts in place and market prices at March 31, 2024, the Company had no derivative instruments with credit-risk-related contingent features in a net liability position for which no collateral was provided (December 31, 2023 – less than $1 million). Should the fair value of derivative instruments exceed pre-defined contractual exposure limit thresholds, additional collateral may need to be provided. The Company has sufficient liquidity in the form of cash and TC Energy’s support to meet these contingent obligations should they arise.

30 | Liquids Pipelines Business First Quarter 2024

Fair Value Hierarchy

The Company’s financial assets and liabilities recorded at fair value have been categorized into three categories based on a fair value hierarchy.

Levels	How Fair Value Has Been Determined
Level I	Quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. An active market is a market in which frequency and volume of transactions provides pricing information on an ongoing basis.

Level II	This category includes commodity derivatives where fair value is determined using the market approach. Inputs include yield curves and broker quotes from external data service providers.

Level III

This category includes long-dated transactions in certain markets where liquidity is low and the Company uses the most observable inputs available or alternatively long-term broker quotes or negotiated commodity prices that have been contracted for under similar terms in determining an appropriate estimate of these transactions.

There is uncertainty caused by using unobservable market data which may not accurately reflect possible future changes in fair value.

The fair value of the Company’s derivative assets and liabilities measured on a recurring basis, including both current and non-current portions, were categorized as follows:

at March 31, 2024 (unaudited - millions of Canadian $)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]	Total
Derivative instrument assets	918	30	—	948
Derivative instrument liabilities	(950)	(29)	—	(979)

	(32)	1	—	(31)

1	There were no transfers from Level II to Level III for the three months ended March 31, 2024.

at December 31, 2023 (unaudited -millions of Canadian $)	Quoted prices in active markets (Level I)	Significant other observable inputs (Level II)[1]	Significant unobservable inputs (Level III)[1]	Total
Derivative instrument assets	668	28	—	696
Derivative instrument liabilities	(695)	(33)	—	(728)

	(27)	(5)	—	(32)

1	There were no transfers from Level II to Level III for the year ended December 31, 2023.

Liquids Pipelines Business First Quarter 2024 |31

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

The Company has long-term crude oil transportation agreements as well as other purchase obligations, all of which are transacted at market prices and in the normal course of business. Purchases under these contracts for the three months ended March 31, 2024 were $14 million (2023 – $13 million).

Capital expenditure commitments at March 31, 2024 increased by $7 million from those reported at December 31, 2023 reflecting new contractual commitments.

Contingencies

The Company is aware of a potential dispute with customers regarding the Company’s entitlement to contractual recoveries in an amount that may be material. At this time, formal legal proceedings have not commenced and the final outcome of this matter cannot be reasonably estimated.

In addition to the above and the proceedings disclosed in the Variable Toll Disputes section in the audited Combined carve-out financial statements for the year ended December 31, 2023, the Company is subject to various other legal proceedings, arbitrations and actions arising in the normal course of business. The amounts involved in such other proceedings are not reasonably estimable as the final outcome of such legal proceedings cannot be predicted with certainty. It is the opinion of management that the ultimate resolution of such proceedings and actions will not have a material impact on the Company’s combined financial position or results of operations.

Equity Investments Option Rights

The spinoff Transaction will trigger certain option rights to purchase the Company’s ownership interest in the equity investments, which may or may not be exercised by the Company’s respective partners or shareholders, as applicable. The option rights are triggered once TC Energy enters into certain spinoff agreements or upon closing of the spinoff Transaction. As at March 31, 2024, no triggering events had occurred.

On April 10, 2024, the option rights for Port Neches Link LLC and HoustonLink Pipeline were triggered. Subsequent to March 31, 2024, respective partners of HoustonLink Pipeline Company, LLC and Port Neches Link LLC either notified the Company that they did not elect to exercise the option right to acquire the offered ownership interest or, alternatively, did not exercise the option right to acquire the offered ownership interest within the time period provided in the applicable limited liability agreement.

Guarantees

The Company and its partners in certain jointly-owned entities have either: i) jointly and severally; ii) jointly or iii) severally guaranteed the financial performance of these entities. Such agreements include guarantees which are primarily related to construction services and the payment of liabilities. For certain of these entities, any payments made by the Company under these guarantees in excess of its ownership interest are to be reimbursed by its partners.

The carrying value of these guarantees has been recorded in Other long-term liabilities on the Condensed combined carve-out balance sheet. Information regarding the Company’s guarantees were as follows:

	Term	March 31, 2024		December 31, 2023
(unaudited - millions of Canadian $)		Potential exposure[1]	Carrying value	Potential exposure[1]	Carrying value
Grand Rapids	to 2043	56	2	56	2

1	The Company’s share of the potential estimated current and contingent exposure.

32 | Liquids Pipelines Business First Quarter 2024

9. VARIABLE INTEREST ENTITIES

Consolidated VIEs

A portion of the Company’s assets are held through VIEs in which the Company holds a 100 per cent voting interest, the VIE meets the definition of a business and the VIE’s assets can be used for general corporate purposes. The consolidated VIEs whose assets cannot be used for purposes other than for the settlement of the VIE’s obligations, or are not considered a business, were as follows:

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	2	2
Accounts receivable	3	3

	5	5
Plant, Property and Equipment	175	172

	180	177

LIABILITIES
Current Liabilities
Accounts payable and other	47	43

	47	43
Other Long-Term Liabilities	10	10

	57	53

Non-Consolidated VIEs

The carrying value of these non-consolidated VIEs and the maximum exposure to loss as a result of the Company’s involvement with these VIEs are as follows:

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023
Balance Sheet Exposure
Equity investments	939	949
Off-Balance Sheet Exposure
Guarantees	56	56

Maximum Exposure to Loss	995	1,005

Liquids Pipelines Business First Quarter 2024 |33

10. RELATED PARTY TRANSACTIONS

TC Energy is responsible for providing the Company’s administrative and operating services (corporate expenses) necessary to operate the Liquids Pipelines business. As such, TC Energy’s determination and classification of allocated corporate expenses incurred by TC Energy to the Company are considered related party transactions. Allocated corporate expenses are capitalized or expensed based on the nature of underlying expenditure. The Company also incurs operating costs with TC Energy’s subsidiaries for costs that are not allocated but are direct costs to the Company that are capitalized or expensed based on the nature of underlying expenditure. The allocated corporate expenses, direct operating costs, interest expense on Long-term debt due to affiliates and interest income with affiliates were as follows:

	three months ended March 31
(unaudited - millions of Canadian $)	2024	2023
Allocated Corporate Expenses
Plant operating costs and other	36	54
Plant, property and equipment	1	1
Equity investments[1]	1	6

	38	61
Direct Operating Costs
Plant operating costs and other	46	30
Plant, property and equipment	2	1
Equity investments[2]	1	2

	49	33
Interest Income with Affiliates	—	15
Interest Expense on Long-Term Debt Due to Affiliates	124	25

1	For the three months ended March 31, 2024, $1 million (2023 – $5 million) impacted Income from equity investments.
2	For the three months ended March 31, 2024, $1 million (2023 – $2 million) impacted Income from equity investments.

The outstanding balances with affiliates at March 31, 2024 and December 31, 2023 were as follows:

(unaudited - millions of Canadian $)	March 31, 2024	December 31, 2023	Affected line item on the Condensed combined carve-out balance sheet
Due to affiliates	230	137	Payable to affiliates
Due from affiliates	3	4	Accounts receivable
Long-term debt to affiliates	8,018	7,879	Long-term debt to affiliates

Refer to Note 6, Keystone environmental provision, for discussion of insurance recoveries from TC Energy’s wholly-owned captive insurance subsidiary.

11. SUBSEQUENT EVENTS

On May 1, 2024, in preparation for the spinoff Transaction, the Parent completed an internal restructuring where the Company’s marketing business was transferred by the Parent to the Company’s new marketing companies. As a consideration for this transfer, these marketing companies paid $189 million to the Parent, before post-closing adjustments. As the marketing business was already included in the combined carve-out financial statements, the consideration paid results in a reduction in Parent’s net investment in second quarter 2024.

On May 1, 2024, the Company entered into additional $250 million and US$500 million revolving credit facilities with an affiliate.

34 | Liquids Pipelines Business First Quarter 2024